

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 16, 2008

Richard S. Pattin
President
Calypso Wireless, Inc.
2500 N.W. 79th Avenue, Suite 220
Doral, Florida 33122

> **Re: Calypso Wireless, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 28, 2008**
> **File No. 001-08497**

Dear Mr. Pattin:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your preliminary proxy statement to provide all the disclosure required by Item 6 of Schedule 14A, including the information required by Item 403 of Regulation S-K.

Proposal No. 1, page 8

2. We note you are seeking stockholder approval to (i) increase the authorized number of shares of common stock from two hundred million (200,000,000) to three hundred million (300,000,000) shares; (ii) decrease the required minimum number of directors from three (3) to one (1) and remove the requirement that the company maintain a staggered board; (iii) change the stated purpose for which the company was organized; (iv) and change and add other miscellaneous language

and provisions. Please revise your preliminary proxy statement to unbundle these proposals so that shareholders may vote on them as separate matters. See Rule 14a-4(a)(3) of Regulation 14A and the Division of Corporation Finance's September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations.

Proposal No. 2, page 15

3. Since action will be taken with respect to a compensation plan in which directors and executive officers are eligible to participate, please revise your preliminary proxy statement to provide all the disclosure required by Item 8 of Schedule 14A regarding compensation of executive officers and directors.

*   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR. Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3810 with any questions.

         Sincerely,

         Larry Spirgel
         Assistant Director

c: David M. Loev, Esq.
   Via Facsimile: (713) 920-9372